FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 24, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1   RNS Announcement, Re Requisitioned EGM dated 24 September 2004



24 September 2004

                               British Energy plc

                  Requisitioned Extraordinary General Meeting

Summary

British Energy today announces the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes to be heard at an Extraordinary General Meeting on 22 October 2004. A circular convening the EGM and setting out the Board's recommendation in full is being posted to shareholders today.

The Board has considered the resolutions proposed by Polygon and Brandes which appear intended to bring about a termination of the Creditor Restructuring Agreement which binds the Company to implement the agreed restructuring announced on 1 October 2003. The Board believes that a termination of the CRA could have significant adverse consequences for the Company and its shareholders:

- Certain creditors have informed the Company that, in these circumstances, they would take steps to recover the amounts due to them including steps to force the Company into administration

- In these circumstances, the Board believes that other creditors would also demand payment, leading to the Company facing a requirement to repay the GBP1.5 billion stood still. The Company does not have the available resources to pay that amount.

- The Company may face significant claims for damages from Creditors for breach of contract

Because the creditors have said that they would be demanding immediate repayment of monies that the Company judges, for the reasons set out above, it would be unable to pay, the Company believes that it would have no choice but to commence insolvency proceedings. The Board believes this is not an acceptable risk for the Company to take. Accordingly, the Board is recommending shareholders to vote against the resolutions.

Steps being taken by the Company

Given the Company's obligations under the CRA and the risks if the Resolutions are passed, the Company is taking what steps it can, before the Resolutions are put to shareholders, to put the Company in a position where it can implement the Agreed Restructuring even if the Resolutions are passed.

- Yesterday the Board announced that it was giving notice of an application for the cancellation of its listing to UKLA to be decided prior to the EGM

- The Board also intends to seek to negotiate and agree a binding extension to the CRA with creditors, BNFL and Government before the requisitioned EGM

- In accordance with the CRA, the Company will execute a business transfer agreement, whereby the Company's assets will, conditional on completion of the Agreed Restructuring becoming effective, be transferred to a new company which would become an intermediate holding company of the restructured British Energy group. The Board does not therefore expect that Resolution 3 will prevent implementation of the Agreed Restructuring.

These steps are intended to minimise the damage that might be caused if these resolutions are passed.

Adrian Montague, Chairman of British Energy, said:

"The resolutions put forward by Polygon and Brandes threaten to cause a breach of the Creditor Restructuring Agreement. If that agreement is not implemented, British Energy risks being forced into administration leaving shareholders with nothing. It is the Board's duty to ensure that British Energy is protected from this risk and we are therefore doing everything in our powers to see the restructuring through."


Contacts:

For further information please contact:

John Searles                 01355 262 202            Investor Relations
Andrew Dowler                020 7831 3113            Media enquiries
www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 24, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations